

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 6, 2023

Gregory D. Swan
Chief Financial Officer
IperionX Limited
129 W Trade Street, Suite 1405
Charlotte, NC 28202

> **Re: IperionX Limited**
> **Form 20-F for the Fiscal Year ended June 30, 2022**
> **Filed August 26, 2022**
> **File No. 001-41338**

Dear Gregory D. Swan:

 We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Energy & Transportation